UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 3)*

DST Systems, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)
233326107 (CUSIP Number)
December 31, 2009 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	X	] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 233326107

1.	Names of Reporting Persons. <![if !supportLineBreakNewLine]> <![endif]> Iridian Asset Management LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X ] (b) [ �]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.

	6.	Shared Voting Power Not applicable.

	7.	Sole Dispositive Power Not applicable.

	8.	Shared Dispositive Power Not applicable.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Not applicable.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) Not applicable.

12.	Type of Reporting Person IA
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SCHEDULE 13G
CUSIP No. 233326107

1.	Names of Reporting Persons. <![if !supportLineBreakNewLine]> <![endif]> David L. Cohen I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ �]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.

	6.	Shared Voting Power Not applicable.

	7.	Sole Dispositive Power Not applicable.

	8.	Shared Dispositive Power Not applicable.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Not applicable.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) Not applicable.

12.	Type of Reporting Person IN
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SCHEDULE 13G
CUSIP No. 233326107

1.	Names of Reporting Persons. <![if !supportLineBreakNewLine]> <![endif]> Harold J. Levy I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ �]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.

	6.	Shared Voting Power Not applicable.

	7.	Sole Dispositive Power Not applicable.

	8.	Shared Dispositive Power Not applicable.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Not applicable.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) Not applicable.

12.	Type of Reporting Person IN
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This Amendment amends in its entirety the Schedule 13G previously filed for the month ended December 31, 2008. Item 1.
(a)	Name of Issuer DST Systems, Inc.
(b)	Address of Issuer's Principal Executive Offices 333 West 11th Street, Kansas City, MO 64105

Item 2.
(a)
Name of Person Filing

This� Statement is being filed by and on behalf of Iridian Asset� Management LLC ("Iridian"), David L. Cohen ("Cohen") and Harold J. Levy ("Levy") (collectively, the "Reporting Persons").

Effective June 30, 2009, Cohen and Levy indirectly acquired ownership and control of 100% of the equity interest of Iridian from BIAM (US) Inc., an indirect wholly owned subsidiary of The Governor and Company of the Bank of Ireland. Thus, on that date, Cohen and Levy may be deemed to have acquired beneficially ownership of all shares of Common Stock beneficially owned by Iridian.

Iridian is majority owned by Arovid Associates LLC, a Delaware limited liability company owned and controlled by the following:� 12.5% by Cohen, 12.5% by Levy, 37.5% by LLMD LLC, a Delaware limited liability company, and 37.5% by ALHERO LLC, a Delaware limited liability company. LLMD LLC is owned 1% by Cohen, and 99% by a family trust controlled by Cohen. ALHERO LLC is owned 1% by Levy and 99% by a family trust controlled by Levy.

(b)	Address of Principal Business Office or, if none, Residence The principal business address of the Reporting Persons is 276 Post Road West, Westport, CT 06880-4704.
(c)	Citizenship or Place of Organization Iridian is a Delaware limited liability company. Cohen and Levy are US citizens. .
(d)	Title of Class of Securities Common Stock of DST Systems, Inc.
(e)	CUSIP Number 233326107

Item 3.	If this statement is filed pursuant to ��240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with �240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with �240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with � 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ x]	Group, in accordance with �240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Not Applicable.

Item 5.	Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Iridian is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of accounts containing securities over which Iridian has voting and dispositive power.

Each of Messrs. Cohen and Levy has a controlling interest in Iridian, and serves as Co-Chief Executive Officer and Co-Chief Investment Officer of Iridian.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By� signing� below the� undersigned� certifies� that,� to the best of its or his knowledge� and belief,� the� securities� referred to above were acquired and are held in the� ordinary� course of business and were not acquired and are not held for the� purpose of and do not have the effect of changing� or� influencing� the control of the issuer of the� securities� and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January26, 2010
IRIDIAN ASSET MANAGEMENT LLC
By:	/s/ Jeffrey M. Elliott Jeffrey M. Elliott
Title:	Executive Vice President

David L. Cohen
By:	/s/ Jeffrey M. Elliott Jeffrey M. Elliott
Title:	Agent

Harold J. Levy
By:	/s/ Jeffrey M. Elliott Jeffrey M. Elliott
Title:	Agent